SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.  )*

                               Carlyle Golf, Inc.
                                (Name of Issuer)

                       Common Stock, Par Value $0.001 per Share
                         (Title of Class of Securities)

                                    143083103
                                 (Cusip Number)

                                  Kevin G. Levy
                           201 Main Street, Suite 2500
                             Fort Worth, Texas 76102
                                 (817) 332-2500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 24, 1997
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 522,375 which constitutes approximately 9.7% of the 5,403,899 shares deemed outstanding pursuant to Rule 13d-3(d)(1).

1.   Name of Reporting Person:

     Star Point Enterprises, Inc.

2.   Check the Appropriate Box if a Member of a Group:

                                        (a)  /   /

                                        (b)  / x /

3.   SEC Use Only

4.   Source of Funds:  See Item 3

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                             /   /

6.   Citizenship or Place of Organization:   Texas

               7.   Sole Voting Power:  322,375 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power:  -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power:  322,375 (1)
Person
With
               10.  Shared Dispositive Power:  -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:  322,375

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                             /   /

13.  Percent of Class Represented by Amount in Row (11):  6.2% (2)

14.  Type of Reporting Person:  CO


----------
(1)  Power is exercised through its President, Laurence H. Anton.
(2) Based on the total number of outstanding shares of common stock of the Issuer as reported in the Issuer's most recent filing on Form 10-KSB (4,881,524) plus the 322,375 shares issued to Star Point Enterprises, Inc. by the Issuer as further described in Items 3, 5 and 6.

1.   Name of Reporting Person:

     Laurence H. Anton

2.   Check the Appropriate Box if a Member of a Group:

                                        (a)  /   /

                                        (b)  / x /

3.   SEC Use Only

4.   Source of Funds:  PF (1)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                             /   /

6.   Citizenship or Place of Organization:   Texas

               7.   Sole Voting Power:  322,375 (2)
Number of
Shares
Beneficially   8.   Shared Voting Power:  -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power:  322,375 (2)
Person
With
                    10.  Shared Dispositive Power:  -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     522,375 (2)(3)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                             /   /

13.  Percent of Class Represented by Amount in Row (11):  9.7% (4)

14.  Type of Reporting Person:  IN

----------
(1) Solely with respect to 200,000 shares issuable upon exercise of options granted to Mr. Anton pursuant to the Stock Option Agreement further described in Items 3 and 6.
(2) Solely in his capacity as the President of Star Point Enterprises, Inc. with respect to 322,375 shares.
(3) Includes 200,000 shares issuable upon exercise of options granted to Mr. Anton pursuant to the Stock Option Agreement further described in Items 3 and 6.
(4) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 5,403,899 shares of the Stock outstanding.

ITEM 1.   SECURITY AND ISSUER.

     This statement relates to shares of Common Stock, par value $0.001 per share (the "Common Stock"), of Carlyle Golf, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 10550 East 54th Ave. Unit E, Denver, Colorado 80239.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D Statement on behalf of Star Point Enterprises, Inc. ("Star Point") and Laurence H. Anton ("L. Anton"). Star Point and L. Anton are sometimes hereinafter collectively referred to as the "Reporting Persons."

     (b)-(c)

     STAR POINT

     Star Point is a Texas corporation. Prior to the sale described in Items 3 and 6, the principal business of Star Point had been the manufacture and distribution of headwear. Following such sale, Star Point will not be transacting business. The principal business address of Star Point, which also serves as its principal office, is 8224 White Settlement Road, Fort Worth, Texas 76108. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Star Point are as follows:

                       RESIDENCE OR          PRINCIPAL OCCUPATION
  NAME                BUSINESS ADDRESS          OR EMPLOYMENT

L. Anton            See answer below              See answer below

Harriet Anton       8224 White Settlement Road    Corporate Secretary
                    Fort Worth, TX 76108          of Star Point

     L. ANTON

     L. Anton's principal occupation or employment is serving as the President of Star Point. L. Anton's business address is 8224 White Settlement Road, Fort Worth, Texas 76108.

     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Star Point acquired the shares of the Common Stock reported herein from the Issuer pursuant to the Asset Purchase Agreement by and among the Issuer, Star Point and L. Anton, dated as of December 31, 1996 (more fully described in Item 6 hereof, the "Asset Purchase Agreement"). Pursuant to the Asset Purchase Agreement, Star Point sold substantially all of its assets to the Issuer.

     Pursuant to the Stock Option Agreement between the Issuer and L. Anton, dated effective as of December 31, 1996 (further described in Item 6 hereof, the "Stock Option Agreement"), the Issuer granted options to L. Anton for 200,000 shares of the Common Stock, with an exercise price of $2.08 per share which are exercisable at any time during the five year term of the Stock Option Agreement. Should L. Anton decide to exercise his options, the total exercise price to obtain such 200,000 shares would be $416,000.00. Pursuant to the Stock Option Agreement, the exercise price may be paid in cash or through a "cashless exercise" by delivery of shares of the Common Stock having a fair market value equal to the exercise price. Should L. Anton decide to exercise his options and use cash to pay the exercise price, it is anticipated that he would use personal funds to do so.

ITEM 4.   PURPOSE OF TRANSACTION.

     The Reporting Persons acquired the shares of the Common Stock reported herein for investment purposes. Depending on market conditions and other factors that each of the Reporting Persons may deem material to its investment decision, such Reporting Person may sell all or a portion of the shares of the Common Stock that it now owns or hereafter may acquire on the open market or in private transactions. Depending on these same factors, the Reporting Persons may purchase additional shares of the Common Stock on the open market or in private transactions.

     Following the closing of the Asset Purchase Agreement, L. Anton was elected to serve on the Issuer's Board of Directors. See also the description of the Asset Purchase Agreement and related transaction documents described in
Item 6 hereof.

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a)

     STAR POINT

     The aggregate number of shares of the Common Stock that Star Point owns beneficially, pursuant to Rule 13d-3 of the Act, is 322,375, which constitutes approximately 6.2% of the outstanding shares of the Common Stock.

     L. ANTON

     Because of his position as the President of Star Point and because of his individual ownership of options to purchase 200,000 shares of Common Stock, L. Anton may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 522,375 shares of the Common Stock, which constitutes approximately 9.7% of the 5,403,899 shares of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

     To the best of the knowledge of each of the Reporting Persons, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Common Stock other than as set forth above.

     (b)

     STAR POINT

     Acting through L. Anton, its President, Star Point has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 322,375 shares of the Common Stock.

     L. ANTON

     In his capacity as the President of Star Point, L. Anton has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 322,375 shares of the Common Stock.

     (c) As further described in Item 6 hereof, on January 24, 1997, Star Point acquired 322,375 shares of the Common Stock from the Issuer upon the closing of the Asset Purchase Agreement pursuant to which Star Point sold substantially all of its assets to the Issuer. In addition, L. Anton entered into a Stock Option Agreement with the Issuer on January 24, 1997, pursuant to which L. Anton was granted the right to purchase 200,000 shares of the Common Stock from the Issuer at an exercise price of $2.08.

     Other than as described above and in Item 6 hereof, to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in shares of the Common Stock during the past 60 days.

     (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock owned by such Reporting Person.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On January 24, 1997 (the "Closing Date"), Star Point, L. Anton and the Issuer consummated the transactions contemplated by the Asset Purchase Agreement. In addition, in connection with the transactions contemplated by the Asset Purchase Agreement, L. Anton and certain persons and entities associated with him entered into various agreements with the Issuer, including a Debt Conversion Agreement and Registration Rights Agreement, and in connection with the Debt Conversion and Registration Rights Agreement, an Amendment and Waiver of the Terms of the Amended and Restated Articles of Incorporation of the Issuer with respect to the Preferred Stock (as defined below), and a Consulting Agreement, and in connection therewith, a Stock Option Agreement, each as more fully described below.

     ASSET PURCHASE AGREEMENT. The description of the Asset Purchase Agreement that follows is not, and does not purport to be, complete and is qualified in its entirety by reference to the Asset Purchase Agreement, a copy of which is attached hereto as Exhibit 10.1.

     Pursuant to the Asset Purchase Agreement, the Issuer purchased substantially all of the assets of Star Point's headwear manufacturing business located in Fort Worth, Texas. The purchase price for these assets was approximately $4,784,812, consisting of (i) the assumption of certain scheduled liabilities of Star Point totalling $3,137,783, (ii) the conversion of current and long-term debt owed by Star Point to L. Anton and certain related persons and entities into Convertible Preferred Stock, par value $.001 per share, of the Issuer (the "Preferred Stock") pursuant to the Debt Conversion and Registration Rights Agreement (as more fully described below) and (iii) the issuance to Star Point of 322,375 shares of the Common Stock.
In addition, Star Point loaned $1,243,000 to the Issuer pursuant to a promissory note secured by a mortgage on the building described in the last sentence of this paragraph. With respect to the repayment os such promissory note, the Issuer agreed to use its best efforts to obtain additional capital through the public or private sale of securities within a period of 60 to 120 days following the closing of the Asset Purchase Agreement in an amount sufficient to permit the Issuer to retain $800,000 and to use remaining proceeds to pay off the promissory note. Also, pursuant to the Asset Purchase Agreement, L. Anton, together with Shirley G. Anton, sold a building in which Star Point conducted its business operations to the Issuer for a purchase price of $567,364, consisting of a secured promissory note in the original principal amount of $223,421 and the issuance of 343,943 shares of Preferred Stock of the Issuer.

     DEBT CONVERSION AND REGISTRATION AGREEMENT. The description of the Debt Conversion and Registration Rights Agreement by and among the Issuer, Star Point, L. Anton, the Shirley Anton Ten-Year Grit Trust, Shirley G. Anton and Charles Anton, dated effective as of December 31, 1996 (the "Debt Conversion Agreement"), that follows is not, and does not purport to be, complete and is qualified in its entirety by reference to the Debt Conversion Agreement, a copy of which is attached hereto as Exhibit 10.2.

          PREFERRED STOCK. Pursuant to the Debt Conversion Agreement, L. Anton and certain members of his family and a related family trust agreed to the conversion of an aggregate amount of $976,489 of indebtedness owed to them by Star Point, which was assumed by the Issuer, into 976,489 shares of Preferred Stock. The Preferred Stock is governed by the terms set forth in Attachment A to the Issuer's Amended and Restated Articles of Incorporation dated as of April 11, 1994 (the "Issuer's Charter"), as modified by an Amendment and Waiver of the Terms of the Amended and Restated Articles of Incorporation of the Issuer entered into by each of the parties to the Debt Conversion Agreement (the "Amendment and Waiver"). A copy of the Amendment and Waiver is attached hereto as
     Exhibit 10.3. Any references herein to the Preferred Stock are references to the Preferred Stock as modified by the Amendment and Waiver. The Preferred Stock is convertible at any time after the first anniversary of the Closing Date into shares of Common Stock at a rate of $1.00 per share (the "Original Purchase Price") divided by a conversion rate of $2.50 (as adjusted, the "Conversion Price"). The Conversion Price is subject to standard anti-dilution adjustments. The Preferred Stock is automatically converted into shares of Common Stock upon the closing of a "Minimum Public Offering" which is defined to include an underwritten public offering pursuant to a registration statement filed with and declared effective by the Securities and Exchange Commission (the "SEC") which results in aggregate proceeds to the Company of at least $3,000,000 and a price per share equal to five times the Original Purchase Price or which results in aggregate gross proceeds to the Company of at least $5,000,000 and a price per share equal to at least 120% of the Conversion Price. The Preferred Stock may be redeemed by the Issuer upon 30 days prior written notice if at any time the closing price of the Common Stock equals or exceeds 120% of the Conversion Price for a period of 20 consecutive days. The description of the Amendment and Waiver above is not, and does not purport to be, complete and is qualified in its entirety by reference to the Amendment and Waiver, a copy of which is attached hereto.

          REGISTRATION RIGHTS. The Debt Conversion Agreement also provides Star Point, L. Anton and the other parties to the Debt Conversion Agreement (collectively, the "Stock Purchasers") with certain rights to registration of the Common Stock and the Common Stock into which the Preferred Stock is convertible. Pursuant to the Debt Conversion Agreement, the Issuer agreed to use its best efforts to include the shares of Common Stock acquired by Star Point pursuant to the Asset Purchase Agreement and the shares of Common Stock that may be acquired by
     L. Anton pursuant to the Stock Option Agreement (the "Contingent Demand Registrable Securities") in a registration statement on Form S-3 which the Issuer intended to file with the SEC within 30 days following the Closing Date. In the event that such a registration statement is not filed by the Issuer within 60 days of the Closing Date, Star Point and L. Anton have the right to make a written demand of the Issuer to file a shelf registration for the registration of the Contingent Demand Registrable Securities. The Issuer is required to maintain the effectiveness of such demand shelf registration until the earliest to occur of the expiration of the holding period under Rule 144 under the Act, three years from the Closing Date or the sale of all Contingent Demand Registrable Securities. Star Point and L. Anton, with respect to the Contingent Demand Registrable Securities, and the holders of the Preferred Stock, also have "piggyback" rights, beginning one year after the Closing Date, with respect to the registration of any of the Contingent Demand Registrable Securities and any shares of Common Stock into which the Preferred Stock may be converted. Additionally, at any time beginning one year after the Closing Date the holders of the Preferred Stock may make a demand that the Issuer file and use its best efforts to have declared effective a shelf registration for the registration of the shares of Common Stock into which the Preferred Stock may be converted. The Issuer would also be required to maintain the effectiveness of this shelf registration until the earliest to occur of the expiration of the holding period under Rule 144 under the Act, three years from the Closing Date or the sale of all the shares of Common Stock subject to this demand registration right.

          BOARD REPRESENTATION. The Debt Conversion Agreement further provides that for so long as the Stock Purchasers (or their affiliates or members of the Anton family) continue to hold, directly or indirectly, ten percent of the outstanding Common Stock of the Issuer (treating the Preferred Stock on an as-converted basis), the Stock Purchasers have the right to designate one person for nomination to the Issuer's Board of Directors. Pursuant to this right, L. Anton has been elected to the Issuer's Board of Directors.

     CONSULTING AGREEMENT AND STOCK OPTION AGREEMENT.

     The Issuer and L. Anton entered into a Consulting Agreement effective as of January 24, 1997 (the "Consulting Agreement"). The description of the Consulting Agreement that follows is not, and does not purport to be, complete and is qualified in its entirety by reference to the Consulting Agreement, a copy of which is attached hereto as Exhibit 10.4. Pursuant to the Consulting Agreement, L. Anton agreed to assist, counsel and advise the Issuer with respect to the Issuer's business, particularly in connection with the manufacture and sale of headwear previously conducted by Star Point. The Consulting Agreement is for a term of three years during which L. Anton will be paid $9,028 per month plus reimbursement of reasonable out-of-pocket expenses. As additional compensation to L. Anton for his consulting services, the Issuer granted L. Anton options to purchase up to 200,000 shares of Common Stock pursuant to the Stock Option Agreement, a copy of which is attached hereto as Exhibit 10.5. The Stock Option Agreement provides that L. Anton may elect to exercise the options granted to him at any time during the term of the Stock Option Agreement, provided, however, that the options, to the extent not exercised, expire five years after the date of the Stock Option Agreement. The exercise price (as may be adjusted pursuant to the Stock Option Agreement) is $2.08 per share, and, upon exercise of the options by L. Anton, the exercise price may be paid in cash or through a "cashless exercise" by delivery of shares of the Common Stock having a fair market value equal to the exercise price.

     The description of the Stock Option Agreement above is not, and does not purport to be, complete and is qualified in its entirety by reference to the Stock Option Agreement, a copy of which is attached hereto.

     Except as set forth herein or in the Exhibits filed or to be filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the shares of the Common Stock owned by the Reporting Persons.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii) filed herewith.

Exhibit 10.1 -- Asset Purchase Agreement filed herewith.

Exhibit 10.2 -- Debt Conversion Agreement filed herewith.

Exhibit 10.3 -- Amendment and Waiver filed herewith.

Exhibit 10.4 -- Consulting Agreement filed herewith.

Exhibit 10.5 -- Stock Option Agreement filed herewith.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:   February 3, 1997

                                        STAR POINT ENTERPRISES, INC.


                                        By:  /s/ Laurence H. Anton
                                             Laurence H. Anton, President


                                        /s/ Laurence H. Anton
                                        LAURENCE H. ANTON

                                  EXHIBIT INDEX

EXHIBIT NO.         DESCRIPTION

99.1 Agreement pursuant to Rule 13d-1(f)(1)(iii) filed herewith.

10.1                Asset Purchase Agreement filed herewith.

10.2                Debt Conversion Agreement filed herewith.

10.3                Amendment and Waiver filed herewith.

10.4                Consulting Agreement filed herewith.

10.5                Stock Option Agreement filed herewith.